

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

<u>Via E-mail</u>
Mr. John Arnold
Chief Executive Officer
GankIt Corporation
5201 Memorial Drive, Suite 1115
Houston, TX 77007

> **Re: GankIt Corporation**
> **Registration Statement on Form S-1**
> **Filed July 20, 2012**
> **File No. 333-182761**

Dear Mr. Arnold:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Initial Cover Pages of Prospectus</u>

2. Please revise your table on the cover page to clarify that you estimate that expenses will total $25,000.

3. In your table showing aggregate net proceeds from the sale of securities, please also disclose your anticipated proceeds on a per share basis, in accordance with Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 1

4. Please discuss your auditor's going concern opinion in the summary.

5. Please revise your disclosure to provide a discussion of the principal challenges or weakness and the risks and limitations facing you.

Offering Summary, page 3

6. Please briefly describe the manner in which the shares of common stock issued in your primary offering will be distributed. In doing so, please clarify under "Use of proceeds" that there is no guarantee that you will receive any proceeds in connection with the offering.

Risk Factors, page 5

Risks Related to Our Business, page 5

7. Because you operate in the retail industry, please tell us what consideration you gave to including a risk factor stating your vulnerability to trends and vacillating customer tastes.

8. On page 28, you state that though you use drop-shipping, you currently have no agreements with suppliers assuring that they will sell you their products. Therefore, please add a risk discussing the possibility that a customer may purchase something from you that is not currently in your possession and that you will be unable to deliver it to that customer, or supplementally tell us why you do not believe this is a material risk.

9. We note that on page 29, you state that though your initial target market is the United States, you also expect to sell in Canada, and possibly in other foreign nations. Accordingly, please discuss the risks, if any, stemming from exchange rate fluctuations and/or trade regulations.

10. Because you plan to sell technology products and other consumer goods, please revise your Risk Factors section to add a risk stating your potential exposure to product liability claims and litigation.

Our Lack of an Operating History…, page 9

11. In this risk factor, you state that you "expect to incur operating losses in future periods," and on page 11 reiterate that you anticipate that you will "incur costs for a prolonged

period prior to generating revenues." Please provide an estimate of how many fiscal quarters or years that you expect to incur these losses, or state that you are unable to do so.

We have Limited Assets…, page 10

12. In this risk factor, you state that you need to raise capital to provide for a facility, but on page 32, you state that you currently maintain a business office in Houston. Therefore, please expand upon the type of facility that you anticipate needing in the future in order to properly develop your website.

We Face Significant Inventory Risk…, page 11

13. We note your discussion of your method of drop-shipping, which allows you to avoid purchasing large amounts of inventory, on page 27. We also note that you plan to possibly engage in warehousing inventory in the future. In this risk factor, however, you state that you face significant inventory risk, such as overstocking and under stocking products. Please revise your disclosure to clarify why this is a current risk or, if it is not, to clarify that this risk is not an issue currently due to your drop-shipping practice but may become an issue in the future.

We will be a Small Player…, page 11

14. In this risk factor, and the risk factor on page 14 titled "Competition from new and existing competitors within our industry could have an adverse effect on our results of operations," you mention the intense competition in the online retail industry. Please also specifically mention the competition that you face as an auction website, as you will share the marketplace with recognizable companies like eBay, as well as other penny auction sites. Please also discuss competition from traditional brick-and-mortar stores that sell similar products to the ones on your site, stating that this form of competition may pose a risk to your business.

Use of Proceeds, page 19

15. Please state the possibility that you will not sell any shares, therefore generating no proceeds, as a result of this offering.

16. You disclose in the last paragraph on page 20 that your cash on hand will cover the expenses of the offering and should meet your working capital requirements for approximately six months. Given that estimated offering expenses exceed your cash balance at May 31, 2012, please describe in further detail how you will be able to pay offering expenses and meet your working capital needs for an approximate six month period in the event no additional funding is raised through the offering. Similarly revise your disclosure in the second paragraph on page 34 where you disclose that you only

> have enough capital to cover the costs of the offering and to begin implementing the business and marketing plan.

Dilution, page 21

17. Please disclose the amount of the immediate dilution from the public offering price which will be absorbed by the purchases of the shares in the table on page 22 assuming 100%, 75% and 50% of the offered shares are sold. Please also disclose the immediate dilution from the public offering price which will be absorbed by the purchases of the shares assuming 100%, of the offered shares are sold in the second complete risk factor on page 16. In addition, please provide a column reflecting the offering price, net tangible book value per share before and after the offering, the net increase in net tangible book value per share attributable to new investors and the amount of the immediate dilution from the public offering price which will be absorbed by the purchases of the shares assuming 25% of the offered shares are sold.

18. It does not appear that the increase in net tangible book value per share attributable to cash payments made by new investors assuming 75% and 50% of the offered shares are sold are rounded properly. Please revise or advise.

Plan of Distribution, page 23

19. Please reiterate that the shares will be sold on a best-efforts basis. Refer to the Instructions to Item 508(a) of Regulation S-K.

20. On page 24, please provide the address to which potential investors should send checks in order to subscribe to your issuance.

Business Description, page 26

Overview, page 26

21. Please revise this section to clarify and better describe the particular means by which you generate revenues. Presently your disclosure explains how your auction website works but not specifically how you generate revenues. In this regard, it may be useful to illustrate how you generate revenues by walking through an example of an auction for a product and how you generate revenue at each stage. Please also revise your prospectus summary discussion to provide a brief but similar discussion. In this discussion, please address the fact that your site encourages the purchase of products at less than their suggested retail prices, but that you purchase such products at their suggested retail prices.

22. On page 26, you mention that your website users can sign up for free membership, and explain how they can purchase goods by bidding or by paying the fixed "GankIt Price."

Please disclose more information on the membership option, disclosing whether membership is necessary to purchase bundles of bids, to buy at the "GankIt Price," or to do both.

23. You discuss the use of "butler bids" on page 26. Please describe how your customers can elect to use the "butler bid" tactic, disclosing whether there are charges to use the tactic, limits on the amounts of times a customer can use "butler bids," and any other pertinent information.

24. On page 26, you state that a customer can purchase a good by clicking on the "GankIt Price" button, at which point the auction remains open and the "GankIt Price" reverts back to the original price. The description of this system is confusing. Your registration statement suggests that if a customer purchases a good for the "GankIt Price," then that customer obtains the good and the sale is final. Therefore, please explain why the auction then remains open, with the price reverting back to the original retail price.

25. We note that on page F-8, in Note 3 to your Financial Statements, you discuss using CC Bill, a third-party payment processor, to accept electronic payments. Please discuss this arrangement in your "Business Description" section, providing information as to how you actually receive your revenues.

26. We note that on page F-9, in Note 3 to your Financial Statements, you state that customer-purchased bids expire within six months if unused. Please disclose this information on page 26, where you describe the bidding process.

Our Products, page 27

27. On page 27, you discuss your method of drop-shipping, and state that you currently "buy the majority of [your] products from Amazon.com after they have been purchased on [your] website." On page 28, you also state that you have not made any agreements with suppliers assuring that they will sell to you. Therefore, please more thoroughly disclose how the drop-shipping system works. Explain the way that, in the absence of contracts, you ensure your customer will receive the product he/she purchased when it is not currently in your possession.

28. On page 27, you discuss how you plan to use warehousing and purchase some of your own inventory in the future. Please set forth an estimated time frame for this change from your current inventory practice of purely using drop-shipping.

Business Strategy, page 28

29. On page 28, you state that you intend to use "intensive marketing and advertising efforts" to promote your business, and on page 29 discuss how you plan to move beyond your current limited advertising on local television. However, on page 10, you state that you

will limit your advertising activities unless your budget is less constrained. Please disclose in your business section that this "intensive" advertising may not be feasible.

Competition, page 29

30. On page 29, please discuss the possibility of having to compete with retailers besides other e-commerce sites, such as catalogs and traditional stores selling the types of products that you plan to distribute.

31. In accordance with Item 101(h)(4)(iv) of Regulation S-K, please discuss your competitive position within the industry and methods of competition.

Employees and Employment Agreement, page 30

32. On page 30, you state that John Arnold received 7,500,000 shares as part of the April 1, 2012 employment agreement, and on pages 43 and 46 you indicate that he received such shares "in April of 2012." However, the table at the bottom of page 21 reveals that he received his shares on March 8, 2012, and on page F-9 you state that these shares were issued on April 17, 2012. Please revise your disclosure so that it is consistent and accurate.

Intellectual Property, page 30

33. We note that on page F-10, in the notes to your financial statements, you mention intangible assets, including the domain name GanksterLoot.com and its source files. Please disclose information on this site and any associated trademarks on page 30, or tell us why you are not required to do so.

34. We note your discussion of certain intellectual property rights on page 30. In accordance with Item 101(h)(4)(vii) of Regulation S-K, please disclose the duration of your trademarks. Please also discuss any plans for registering the "GankIt," "Gankster," and "Gankanomics" trademarks with the United States Patent and Trademark Office.

Financial Statements, page F-1

Notes to Financial Statements, page F-7

Revenue Recognition, page F-9

35. Please disclose whether you recognize revenue from auction and gank sales based on the gross amount billed to customers from the sale of products as a principal or the net amount retained representing a commission (that is, the amount billed to customers less the amount paid to a supplier). Please also tell us why your accounting policy complies

with GAAP, including a discussion of the indicators of gross and net revenue reporting. Refer to ASC 605-45-45.

Note 4 – Notes Payable, page F-9

36. Please disclose the fair value of the promissory note payable to Hillsmere S.A. and the methods and significant assumptions used to estimate fair value. Refer to ASC 805-10-50-10.

Note 7 – Intangible Assets, page F-10

37. Please tell us the useful lives of the assets, the method of their amortization and why no amortization has been recognized as of May 31, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

38. On page 21, you disclose that you issued shares to Clark Rohde, your majority shareholder, on April 17, 2012 for $12,500 in cash. Please disclose this transaction as part of your Management's Discussion and Analysis Section, pursuant to Item 303(a)(3)(i) of Regulation S-K.

Overview, page 33

39. On page 34, you state that the proceeds from the offering, a maximum of $100,000, coupled with your cash on hand of $14,274, should cover the costs of the offering and allow you to start implementing your business plan. Please explain how these funds will enable you to start implementing your business and marketing strategies. In this regard, we note that offering costs are estimated at $25,000, you are obligated to pay Mr. Arnold $7,000 per month after effectiveness of the registration statement, and the $50,000 note payable to Hillsmere S.A. is due in April 2013.

Plan of Operations, page 34

40. On page 34, you disclose your estimated budget for the next 24 months. Please provide further information regarding each element of this budge, such as the number of employees you plan to hire, the role of the consultants, the type of marketing strategies you will employ, and the type of inventory you plan to purchase.

Liquidity and Capital Resources, page 35

41. We note that on page F-8, in Note 3 to your financial statements, you disclose that your credit card processer, CC Bill, holds 95% of your cash for nine business days and 5% of your cash for six months. Please describe the resultant impact on liquidity in the

Management's Discussion and Analysis section of your registration statement. Please refer to Item 303(a)(1) of Regulation S-K.

Executive Compensation, page 41

42. Please revise to indicate, if true, that the value of the stock award in the table is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(n) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 43

43. On page 30, you state that you purchased certain domain names and intellectual property rights from your CEO and founder John Arnold for $20,000. Please disclose this transaction on page 43 as a related party transaction, pursuant to Item 404(a) of Regulation S-K.

Recent Sales of Unregistered Securities, page 46

44. In accordance with Item 701(a) of Regulation S-K, please list the specific dates on which you issued securities to John Arnold and Clark Rohde. Please also briefly explain the type(s) of services were rendered by Mr. Arnold in exchange for the issuance.

Exhibits, page 47

45. Please file as a material contract your credit agreement with Chase Bank described in Note 4 to your financial statements.

Exhibit 5.1-Legal Opinion of the Loev Law Firm, PC

46. We note that counsel consents to the reference to counsel in the registration statement under the heading "Legal Matters." However, no such heading exists in the registration statement. Please have counsel revise the opinion to consent to the proper reference to counsel, which falls under the heading "Interests of Named Experts and Counsel."

47. We note that counsel states that it "[expresses] no opinion as to the laws of any state or jurisdiction other than the laws governing corporations of the State of Delaware…and the federal laws of the United States of America." However, the registrant is incorporated in Nevada. Please have counsel revise the legality opinion to state that the opinion is based on the laws of the State of Nevada.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David M. Loev & John S. Gillies
       The Loev Law Firm, PC